SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Summary of 2004 1st Quarter Business Report

On May 14, 2004, Kookmin Bank filed its business report for the first quarter of 2004 (the “Business Report”) with the Financial Supervisory Commission of Korea pursuant to the Securities and Exchange Act of Korea. This is the summary of the Business Report translated into English.

All references to “Kookmin Bank” mean Kookmin Bank on a non-consolidated basis, and all references to “we”, “us” or “the Bank” mean Kookmin Bank and, as the context may require, its subsidiaries. In addition, all references to “Won” or “W” in this document are to the currency of the Republic of Korea.

1. Introduction to the Bank

1.1. Business Purposes

The business purpose of the Bank is to engage in the following business activities:

•	The banking business as prescribed by the Bank Act,

•	The trust business as prescribed by the Banking Trust Act,

•	The credit card business as prescribed by the Non-Banking Financing Act, and

•	The other businesses permitted by the Bank Act or other relevant Korea laws and regulations

1.2. History

•	November 1, 2001

Incorporated and Listed on the New York Stock Exchange

•	November 9, 2001

Listed on the Korea Stock Exchange

•	September 23, 2002

Integrated two brand operations onto a single information technology platform

•	December 4, 2002

Entered into a strategic alliance agreement with ING Bank N.V., which replaced the prior investment agreement with H&CB

•	May 30, 2003

Entered into a merger agreement with Kookmin Credit Card, one of our major subsidiaries, and officially submitted Merger Statement to Financial Supervisory Service

•	September 30, 2003

Completed small-scale merger with Kookmin Credit Card

•	December 16, 2003

Completed strategic investment in Bank Internasional Indonesia (BII) through the Consortium of Sorak Financial Holdings, and acquired 25% stake of BII

•	December 19, 2003

Fully privatized through the entire disposition of Korean government’s stake in Kookmin Bank

1.3. Capital Structure

1.3.1. Common Shares

Kookmin Bank has authority to issue a total of 1,000,000,000 shares of capital stock according to its Articles of Incorporation. Kookmin Bank’s Articles of Incorporation also provide that it is authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares of common stock. On completion of the merger between Former Kookmin Bank and H&CB, Kookmin Bank issued 299,697,462 common shares.

Upon the resolution of shareholders’ meeting held on March 22, 2002, Kookmin Bank issued additional 17,979,954 common shares in connection with stock dividend of 6 percent.

On November 25, 2002 Goldman Sachs Capital Koryo, L.P. converted all of its convertible bonds into common shares. According to this conversion on November 30, 2002, Kookmin Bank issued 10,581,269 common shares and distributed them to Goldman Sachs Capital Koryo, L.P.

With regard to the Merger between Kookmin Bank and Kookmin Credit Card on September 30, 2003, Kookmin Bank issued additional 8,120,431 shares on October 1, 2003. Accordingly, As of March 31, 2004, total 336,379,116 shares were issued with total 1,681,896 million Won of paid-in capital.

1.3.2. Treasury Stock

The following table shows the acquisition and disposition of our treasury stock as of March 31, 2004

(Unit: in thousands of Won unless otherwise indicated)

Date	Transaction	Number of share	Acquisition/ Disposition amount	Average cost per one share (Won)
November 15, 2001	Acquisition of fractional shares in the course of the merger	41,548	1,794,885	43,200
December 24, 2001	Disposition due to exercise of stock option by a grantee	10,000	432,003	43,200
April 3, 2002	Acquisition of fractional shares due to stock dividend	36,089	2,071,557	57,400
May 14, 2002	Disposition pursuant to the Bank Act of Korea	31,548	1,601,944	50,788
July 30 ~ October 23, 2002	Acquisition pursuant to the Securities and Exchange Act of Korea	3,000,000	147,632,489	49,210
December 24, 2002	Disposition due to exercise of stock option by a grantee	10,000	492,294	49,229
January 15, 2003	Disposition due to exercise of stock option by a grantee	10,000	492,294	49,229
September 4 ~ 9, 2003	Acquisition pursuant to the Securities and Exchange Act of Korea	650,000	29,094,064	44,760
October 16, 2003	Acquisition of fractional shares due to the Merger with Kookmin Credit Card	5,095	214,254	42,050
4th quarter, 2003	Disposition due to exercise of stock option by grantees	78,322	3,792,977	48,428
December 17, 2003	Acquisition from the sale of Korean government shares of the Bank	27,423,761	1,198,568,158	43,700
December 26, 2003	Disposition due to contribution to ESOP account	1,000,000	44,252,000	44,252
1st quarter, 2004	Disposition due to exercise of stock option by grantees	30,855	1,365,396	44,252

Total	—	29,985,768	1,326,946,499	—

1.3.3. Stock Option

The following table is the breakdown of stock options Kookmin Bank has granted to the directors and employees.

(As of March 31, 2004, Units: in Won, shares)

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
31-Oct-98	Jung Tae Kim	Chairman, Presidnet&CEO	01-Nov-01	31-Oct-04	5,000	400,000	390,000	10,000
27-Feb-99	Choul Ju Lee	Auditor&Executive Director	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Seung Dong Kim	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,054	20,054	0
27-Feb-99	Young Jo Joo	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Seok Il Cho	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,054	20,054	0
27-Feb-99	Hong Shik Chung	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,000	20,000	0
27-Feb-99	Bong Hwan Cho	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Sun Joo Kim	Executive Vice President	28-Feb-02	27-Feb-05	13,900	10,000	10,000	0
27-Feb-99	Je Hyung Jo	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Ho Gi Baek	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,000	20,000	0
27-Feb-99	Bruce G. Willison	Non Executive Director	28-Feb-02	27-Feb-05	13,900	10,000	10,000	0
28-Feb-00	Jan Op de Beeck	Director&Executive Vice President	01-Mar-03	28-Feb-06	27,600	22,490	0	22,490
28-Feb-00	Sung Chul Kim	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	0	30,000
28-Feb-00	Woo Jung Lee	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	0	30,000
28-Feb-00	Kuk Ju Kwon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Sun Jin Kim	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	1,100	5,900
28-Feb-00	Joon Park	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Moon Soul Chung	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Ju Hyun Yoon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Heung Hoon Chang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	0	2,486
28-Feb-00	In Joon Kang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	0	2,486
28-Feb-00	Sung Hee Jwa	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Seung Woo Nam	Non Executive Director	01-Mar-03	28-Feb-06	27,600	1,928	0	1,928
28-Feb-00	Woon Youl Choi	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,909	4,909	0
28-Feb-00	Kyung Hee Yoon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Sung Cheon Hong	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Mi Ro Yoon	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	3,333	0	3,333
28-Feb-00	Hak Dong Shin	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Hak Yeon Jeong	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	10,000	0	10,000
28-Feb-00	Jeong Yeong Kim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	10,000	5,000	5,000
28-Feb-00	Jong Whan Byun	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	10,000	5,000	5,000
28-Feb-00	Sam Young Lee	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Won Ki Kim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Bang Yeoul Kim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	3,333	3,333	0
28-Feb-00	Byung Man Lim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	3,333	0	3,333

*	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
24-Mar-01	Young Il Kim	Executive Vice President	25-Mar-04	24-Mar-07	25,100	30,000	0	30,000
24-Mar-01	Jong In Park	Executive Vice President	25-Mar-04	24-Mar-07	25,100	19,333	0	19,333
24-Mar-01	Won Bae Yoon	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318
24-Mar-01	Jae Kyu Lee	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318
24-Mar-01	Chul Soo Ahn	Non Executive Director	25-Mar-04	24-Mar-07	25,100	1,916	0	1,916
24-Mar-01	Jae Han Kim	Head of Regional Head Office	25-Mar-04	24-Mar-07	25,100	6,608	0	6,608
24-Mar-01	Jong Ok Na	Head of Regional Head Office	25-Mar-04	24-Mar-07	25,100	6,608	0	6,608
24-Mar-01	Kyu Ho Lee	Head of Regional Head Office	25-Mar-04	24-Mar-07	25,100	3,275	0	3,275
18-Mar-00	Sang Hoon Kim	Chairman&CEO	19-Mar-03	18-Mar-05	23,469	41,460	1,300	40,160
18-Mar-00	Jong Min Lee	Auditor&Executive Director	19-Mar-03	18-Mar-05	23,469	14,807	14,807	0
18-Mar-00	Se Jong Oh	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	In Kie Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Ji Hong Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	Jin Ho Hwang	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Hyung Jin Chang	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	Ik Rae Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	Bong Ho Paick	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Bock Woan Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	0	11,845
18-Mar-00	Yoo Hwan Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	0	11,845
18-Mar-00	Duk Hyun Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	0	11,845
15-Mar-01	Sang Hoon Kim	Chairman&CEO	16-Mar-04	15-Mar-09	28,027	29,614	0	29,614
15-Mar-01	Jong Min Lee	Auditor&Executive Director	16-Mar-04	15-Mar-09	28,027	14,807	0	14,807
15-Mar-01	In Kie Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Hyung Jin Chang	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	2,961	0
15-Mar-01	Ji Hong Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Bong Ho Paick	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Ik Rae Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Seung Heon Han	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Young Seok Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Se Woong Lee	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Chang Ki Min	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Bock Woan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoo Hwan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Duk Hyun Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoon Ok Hyun	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Tai Gon Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	4,845	7,000
15-Mar-01	Byung Sang Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Byung Jin Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Ji Han Koo	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Dong Soon Park	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Hoo Sang Chang	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sang Hoon Lee	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jae In Suh	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sung Hyun Chung	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jong Hwa Lee	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sang Won Lee	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price		Number of granted options*		Number of exercised options	Number of exercisable options
			From	To
15-Mar-01	Joon Sup Chang	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027		2,961		0	2,961
15-Mar-01	Dong Shin Yang	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Jae Kyung Lee	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Yeon Kun Chung	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Young No Lee	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Ki Taek Hong	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Soon Do Park	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Joon Ho Park	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Yang Jin Kim	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Kwang Dae Park	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Sung Wan Choi	General Manager	16-Mar-04	15-Mar-09	28,027		370		0	370
15-Mar-01	Jung Haeng Lee	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	An Seok Cho	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Sang Cheol Lee	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Tae Joo Yoon	General Manager	16-Mar-04	15-Mar-09	28,027		10		0	10
15-Mar-01	Young Man Lee	General Manager	16-Mar-04	15-Mar-09	28,027		520		0	520
15-Mar-01	Young Soo Kim	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Jong Young Yoon	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Jae Hong Yoo	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Chang Hwan Bae	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Si An Heo	General Manager	16-Mar-04	15-Mar-09	28,027		370		0	370
15-Mar-01	Seok Won Choi	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Gil Ho Seo	General Manager	16-Mar-04	15-Mar-09	28,027		370		0	370
15-Mar-01	Young Soo Shin	General Manager	16-Mar-04	15-Mar-09	28,027		370		0	370
15-Mar-01	Joon Bo Cho	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Ki Youl Seo	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Byung Doo Ahn	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Kook Shin Kang	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	In Gyu Choi	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Hyung Young Lee	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Young Rok Han	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Hye Young Kim	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Ki Hyun Kim	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Sung Shin Cho	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Young Mo Lee	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Jong Ik Kim	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Kwang Mook Park	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Yong Seung Lee	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Sung Gil Lee	General Manager	16-Mar-04	15-Mar-09	28,027		370		0	370

16-Nov-01	Jung Tae Kim	President&CEO	17-Nov-04	16-Nov-09	X	[1]	500,000		0	500,000

16-Nov-01	Jung Tae Kim	President&CEO	17-Nov-04	16-Nov-09			200,000	[2]	0	200,000

[1]	Exercise price = 51,200 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4) / 100. The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - 207.25) / 207.25 x 100.

[2]	Conditional options up to 200,000: Additional shares shall be granted if the average closing price of Kookmin Bank's stock from August 17, 2004 to November 16, 2004 (or for the three months prior to his resignation, if he resigns earlier than his original tenure) is higher than the stock prices of any other bank listed on the Korea Stock Exchange. The number of options to be granted shall be based on total score, which calculated by the earned total scores of both ROE and market capitalization on November 17, 2004 (or on the date of his resignation, if he resigns earlier than his original tenure). The additional shares will not be exercisable if the CEO works less than 18 months or the earned total score is less than 80 points.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price		Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
16-Nov-01	Sang Hoon Kim	Chairman	17-Nov-04	16-Nov-09			150,000	0	150,000

22-Mar-02	Choul Ju Lee	Auditor&Executive Director	23-Mar-05	22-Mar-10			9,963	0	9,963
22-Mar-02	Henry Cornell	Non Executive Director	23-Mar-05	22-Mar-10			3,321	0	3,321
22-Mar-02	Keun Shik Oh	Non Executive Director	23-Mar-05	22-Mar-10			3,321	0	3,321
22-Mar-02	Dong Soo Chung	Non Executive Director	23-Mar-05	22-Mar-10			10,000	0	10,000
22-Mar-02	Ji Hong Kim	Non Executive Director	23-Mar-05	22-Mar-10	Y	[1]	3,321	0	3,321
22-Mar-02	Timothy Hartman	Non Executive Director	23-Mar-05	22-Mar-10			3,321	0	3,321
22-Mar-02	Sun Jin Kim	Non Executive Director	23-Mar-05	22-Mar-10			3,000	0	3,000
22-Mar-02	Moon Soul Chung	Non Executive Director	23-Mar-05	22-Mar-10			3,000	0	3,000
22-Mar-02	Kyung Hee Yoon	Non Executive Director	23-Mar-05	22-Mar-10			3,000	0	3,000

22-Mar-02	Jong Kyoo Yoon	Executive Vice President	23-Mar-05	22-Mar-10	57,100		30,000	0	30,000
22-Mar-02	Bong Hwan Cho	Executive Vice President	23-Mar-05	22-Mar-10	57,100		9,498	0	9,498
22-Mar-02	Bum Soo Choi	Executive Vice President	23-Mar-05	22-Mar-10	57,100		13,339	0	13,339
22-Mar-02	Bock Woan Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100		13,339	0	13,339
22-Mar-02	Ki Taek Hong	Executive Vice President	23-Mar-05	22-Mar-10	57,100		19,525	0	19,525
22-Mar-02	Sung Hyun Chung	Executive Vice President	23-Mar-05	22-Mar-10	57,100		19,525	0	19,525
22-Mar-02	Ki Sup Shin	Executive Vice President	23-Mar-05	22-Mar-10	57,100		30,000	0	30,000
22-Mar-02	Seong Kyu Lee	Executive Vice President	23-Mar-05	22-Mar-10	57,100		30,000	0	30,000
22-Mar-02	Byung Sang Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100		9,498	0	9,498
22-Mar-02	Jong Young Yoon	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100		15,000	0	15,000
22-Mar-02	Jae Il Song	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100		9,762	0	9,762
22-Mar-02	Hyung Goo Shim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100		15,000	0	15,000
22-Mar-02	Jung Haeng Lee	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100		9,762	0	9,762
22-Mar-02	Joon Sup Chang	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100		9,762	0	9,762
22-Mar-02	Young No Lee	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100		15,000	0	15,000
22-Mar-02	Dong Soon Park	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100		5,000	0	5,000
22-Mar-02	Sung Bin Kim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100		9,762	0	9,762
22-Mar-02	Sung Bok Park	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100		15,000	0	15,000
22-Mar-02	Yeon Kun Chung	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100		15,000	0	15,000
22-Mar-02	Mahn Soo Song	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100		9,762	0	9,762
22-Mar-02	Jeong Yeon Kim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100		5,000	0	5,000
22-Mar-02	Hak Yeon Jeong	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100		5,000	0	5,000
22-Mar-02	Jong Whan Byun	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100		5,000	0	5,000
22-Mar-02	Jae Han Kim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100		2,500	0	2,500

[1]	Exercise price = 57,100 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price		Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
22-Mar-02	Jong Ok Na	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100		2,500	0	2,500
26-Jul-02	Donald H. MacKenzie	Executive Vice President	27-Jul-05	26-Jul-10	58,800		30,000	0	30,000

21-Mar-03	Sung Nam Lee	Auditor & Executive Director	22-Mar-06	21-Mar-11			30,000	0	30,000
21-Mar-03	Moon Soul Chung	Non Executive director	22-Mar-06	21-Mar-11			10,000	0	10,000
21-Mar-03	Sun Jin Kim	Non Executive director	22-Mar-06	21-Mar-11			10,000	0	10,000
21-Mar-03	Richard Elliott Lint	Non Executive director	22-Mar-06	21-Mar-11			10,000	0	10,000
21-Mar-03	Kyung Hee Yoon	Non Executive director	22-Mar-06	21-Mar-11			10,000	0	10,000
21-Mar-03	Seoung Woo Nam	Non Executive director	22-Mar-06	21-Mar-11	Y	[1]	10,000	0	10,000
21-Mar-03	Suk Yong Cha	Non Executive director	22-Mar-06	21-Mar-11			10,000	0	10,000
21-Mar-03	Bernard S. Black	Non Executive director	22-Mar-06	21-Mar-11			10,000	0	10,000
21-Mar-03	Ki Hong Kim	Non Executive director	22-Mar-06	21-Mar-11			10,000	0	10,000
21-Mar-03	Eun Joo Park	Non Executive director	22-Mar-06	21-Mar-11			3,351	0	3,351
21-Mar-03	Cheol Soo Ahn	Non Executive director	22-Mar-06	21-Mar-11			3,351	0	3,351
21-Mar-03	Kyung Bae Suh	Non Executive director	22-Mar-06	21-Mar-11			3,351	0	3,351

21-Mar-03	Sung Chul Kim	Executive Vice President	22-Mar-06	21-Mar-11	35,500		9,443	0	9,443
21-Mar-03	Woo Jung Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,500		9,443	0	9,443
21-Mar-03	See Young Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,000		7,024	0	7,024
21-Mar-03	Won Suk Oh	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500		15,000	0	15,000
21-Mar-03	Sung Dae Min	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500		15,000	0	15,000
21-Mar-03	Kyung Jae Cheong	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500		15,000	0	15,000
21-Mar-03	Choul Hee Kim	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500		15,000	0	15,000
21-Mar-03	In Do Lee	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,000		15,000	0	15,000
21-Mar-03	Maeng Su Yang	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500		15,000	0	15,000
27-Aug-03	Jin Baek Cheong	Executive Vice President	28-Aug-03	27-Aug-11	40,500		5,091	0	5,091

22-Mar-01	Han Kyoung Lee[3]	Former KCC Officer	23-Mar-04	22-Mar-11	71,538		6,644	0	6,644
22-Mar-01	Jun Chae Song	Former KCC Officer	23-Mar-04	22-Mar-11	71,538		6,644	0	6,644
22-Mar-01	Cheol Ho Kim	Former KCC Officer	23-Mar-04	22-Mar-11	71,538		4,429	0	4,429
22-Mar-01	Myoung Woo Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538		4,429	0	4,429

29-Mar-02	Boung Hak Kim	Former KCC Officer	30-Mar-04	29-Mar-11	Y	[2]	3,330	0	3,330
29-Mar-02	Sun Lee	Former KCC Officer	30-Mar-04	29-Mar-11			3,330	0	3,330

[1]	Exercise price = 35,500 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

[2]	Exercise price = 129,100 Won x (1 + the increase rate of Comparative Industry Index x 0.4).
If negative index produced, the factor is not to be considered.
The increase rate of Comparative Industry Index = (B-A)/A
A : KOSPI as of the grant date x 0.5 + KOSPI Banking Industry Index as of the grant date x 0.5
B : KOSPI as of the exercise date x 0.5 + KOSPI Banking Industry Index as of the exercise date x 0.5

[3]	The 7 people in the above stock option table were granted Kookmin Bank stock option retroactively on the indicated dates. Those were originally granted by Kookmin Credit Card(KCC) when they were in office, and due to the Merger between Kookmin Bank and Kookmin Credit Card, those options were converted into stock options of the Bank.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price		Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
29-Mar-02	Jang Ok Kim	Former KCC Officer	30-Mar-04	29-Mar-11			3,330	0	3,330

09-Feb-04	Young Il Kim	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100		10,000	0	10,000
09-Feb-04	Jeung Lak Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100		10,000	0	10,000
09-Feb-04	Sang Jin Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100		10,000	0	10,000
09-Feb-04	Yun Keun Jung	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	Kuk Shin Kang	Executive Vice President	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	Kyung Soo Kang	Executive Vice President	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	Yang Jin Kim	Executive Vice President	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	Dong Hwan Cho	Executive Vice President	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	Dong Suk Kang	Head of Regional Head Offices	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	Dae Ok Shin	Head of Regional Head Offices	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	Chang Ho Kim	Head of Regional Head Offices	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	Dal Soo Lee	Head of Regional Head Offices	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	Byung Doo Ahn	Head of Regional Head Offices	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
23-Mar-04	Dong Soo Chung	Non Executive Director	24-Mar-07	23-Mar-12	Y	[1]	5.000	0	5,000
23-Mar-04	Woon Youl Choi	Non Executive Director	24-Mar-07	23-Mar-12			5.000	0	5,000
23-Mar-04	Wang Ha Cho	Non Executive Director	24-Mar-07	23-Mar-12			5.000	0	5,000
23-Mar-04	Young Soon Cheon	Non Executive Director	24-Mar-07	23-Mar-12			5.000	0	5,000
23-Mar-04	Jung Young Kang	Senior Executive Vice President	24-Mar-07	23-Mar-12	47,200		10,000	0	10,000

		Total					2,838,859	662,246	2,176,613

[1]	Exercise price = 47,200 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

1.4. Employee Stock Ownership Plan (ESOP)

	Beginning balance	Increase	Decrease	Ending balance	Remarks
Registered common stock	1,000,000	—	16,498	983,502	Due to distribution upon ERP
Total	1,000,000	—	16,498	983,502	—

1.5. Dividend

The following table shows dividend policy and the related information for the last three years. The Board of Directors of Kookmin Bank made a resolution not to pay dividend for the fiscal year of 2003, and shareholders of Kookmin Bank approved of no dividend payout for the year at the general shareholders’ meeting held on March 23, 2004

(Units: in millions of Won unless indicated otherwise)

	2003	2002		2001
Net (loss) income for the period	(753,348)	1,310,291		740,565
Basic (loss) earnings per share (Won)	(2,311)	4,123	[1]	3,706
Maximum amount available for dividend	133,369	1,192,643	[2]	604,984
Total dividend amount	—	325,232		119,866
Dividend payout ratio (%)	—	24.82	[3]	16.19
Cash dividend per common share (Won)	—	1,000		100
Stock dividend per common share (%)	—	—		6
Dividend per preferred share (Won)	—	—		—
Dividend yield ratio (%)	—	2.38	[4]	0.80
Net asset value per common share (Won)	25,672	30,614	[5]	29,742
Ordinary income per common share (Won)	(2,311)	4,123		3,706

1.	Earnings per share = net income (1,310,291,195,314 Won) / weighted average number of shares (317,786,872 shares)
2.	Maximum amount available for dividend = retained earnings before appropriations (1,319,970 millions of Won) + transferred from prior years’ reserves (5,417 millions of Won) – appropriated amount pursuant to the relevant rules and regulations (132,744 millions of Won)
3.	Dividend payout ratio = total dividend amount for common shares (325,232,596,000 Won) / net income (1,310,291,195,314 Won).
4.	Dividend yield ratio = dividend per share (1,000 Won) / market closing price of December 31, 2002 (42,000 Won)
5.	Net asset value per common share = total shareholders’ equity (10,049,396 millions of Won) / total issued shares as of December 31, 2002 (328,258,685 shares).

2. Business

2.1. Sources and Uses of Fund

2.1.1. Sources of Fund

(Unit: in millions of Won)

		March 31, 2004		December 31, 2003		December 31, 2002
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency	Deposits	122,329,169	3.41	117,045,837	3.69	113,157,719	4.21
	Certificate of deposit	5,794,683	3.87	4,068,327	4.45	2,119,900	4.82
	Borrowings	3,219,697	3.59	3,625,926	3.89	4,568,873	4.45
	Call money	976,518	3.61	1,315,639	3.93	1,039,249	4.02
	Other	22,060,515	5.77	23,311,299	5.91	14,254,281	6.70

Subtotal		154,380,582	3.77	149,367,028	4.06	135,140,022	4.49

Foreign currency	Deposits	1,396,694	0.66	1,276,952	0.84	1,096,544	1.28
	Borrowings	3,187,865	0.87	3,462,883	1.01	2,269,774	2.45
	Call money	212,405	1.14	150,609	1.07	293,151	1.65
	Finance debentures issued	887,216	2.01	773,840	2.11	1,071,848	3.57
	Other	35,148	0.01	26,491	—	23,087	—

Subtotal		5,719,328	1.00	5,690,775	1.12	4,754,404	2.67

Other	Total Shareholders Equity	8,970,821	—	12,053,112	—	14,586,550	—
	Allowances	571,952	—	98,422	—	63,039	—
	Other	13,818,628	—	9,509,283	—	3,717,379	—

Subtotal		23,361,401	—	21,660,817	—	18,366,968	—

Total		183,461,311	3.20	176,718,620	3.47	158,261,394	3.92

2.1.2. Uses of Fund

(Unit: in millions of Won)

		March 31, 2004		December 31, 2003		December 31, 2002
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency	Due from banks	161,250	0.98	165,358	1.37	1,041,865	4.62
	Securities	24,955,923	5.57	30,069,922	7.26	30,180,305	6.32
	Loans	124,676,547	6.76	121,725,298	7.10	105,188,481	7.79
	Advances for customers	97,234	1.02	96,547	5.79	91,583	4.35
	Call loan	2,159,182	3.90	685,953	3.92	736,571	4.36
	Private placement corporate bonds	1,699,134	7.69	1,287,623	10.26	1,631,524	7.32
	Credit card accounts	10,925,389	9.94	6,698,954	10.44	5,719,359	10.25
	Other	221,257	—	298,858	—	374,718	—
	Allowance for credit losses (-)	3,636,429	—	1,823,976	—	1,437,960	—

Subtotal		161,259,487	6.98	159,204,537	7.41	143,526,446	7.66

Foreign currency	Due from banks	533,901	1.11	612,862	1.33	253,390	1.35
	Securities	1,320,721	3.75	1,269,538	5.23	1,302,214	7.97
	Loans	2,738,848	6.27	2,785,091	3.11	3,216,042	3.39
	Call loan	99,602	1.13	84,803	1.28	188,465	1.98
	Bills bought	1,754,705	1.78	1,983,368	1.83	835,356	4.71
	Other	7,112	—	12,391	—	15,739	—
	Allowance for credit losses (-)	82,265	—	132,105	—	267,194	—

Subtotal		6,372,624	4.11	6,615,948	3.03	5,544,012	4.95

Other	Cash	1,014,131	—	968,815	—	914,639	—
	Fixed assets held for business	3,048,823	—	3,210,463	—	3,126,812	—
	Other	11,766,246	—	6,718,857	—	5,149,485	—
Subtotal		15,829,200	—	10,898,135	—	9,190,936	—

Total		183,461,311	6.28	176,718,620	6.79	158,261,394	7.12

2.2. Principal Banking Activities

2.2.1. Deposits

The following table shows the average balances of our deposits for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

		March 31, 2004		December 31, 2003		December 31, 2002
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Deposits in Won	Demand deposits	12,861,926	13,092,684	12,192,971	14,110,288	10,654,651	12,987,742
	Time & savings deposits	101,018,275	98,490,563	96,668,084	97,616,747	93,347,999	93,630,423
	Mutual installment deposits	6,933,517	6,791,375	6,958,043	7,054,752	8,058,664	7,491,115
	Mutual installment for housing	5,473,628	5,510,620	5,161,535	5,423,853	4,463,601	4,872,637
	Certificates of deposits	5,794,683	5,314,571	4,068,327	6,499,258	2,119,900	3,044,089

Subtotal		132,082,029	129,199,813	125,048,960	130,704,898	118,644,815	122,026,006

Deposits in foreign currency		1,396,694	1,437,926	1,276,952	1,475,374	1,096,544	1,083,647

Trust deposits	Money trust	8,608,617	8,002,080	13,064,749	10,278,357	17,214,936	15,356,285
	Property trust	19,731,611	18,578,249	24,512,746	21,453,761	16,783,690	26,852,684

Subtotal		28,340,228	26,580,329	37,577,495	31,732,118	33,998,626	42,208,969

Total		161,818,951	157,218,068	163,903,407	163,912,390	153,739,985	165,318,622

2.2.2. Average Deposit per Domestic Branch

The following table shows the average balances of our deposits per domestic branch as of the dates indicated.

(Unit: in millions of Won)

	March 31, 2004	December 31, 2003	December 31, 2002
Deposits	128,317	119,593	121,137
Deposits in Won	127,322	118,756	120,336

2.2.3. Average Deposit per Employee

The following table shows the average balances of our deposits per employee as of the dates indicated.

(Unit: in millions of Won)

	March 31, 2004	December 31, 2003	December 31, 2002
Deposits	7,417	7,487	7,256
Deposits in Won	7,359	7,434	7,208

2.2.4. Loan Balances

The following table shows the average balances of our loans for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

	March 31, 2004		December 31, 2003		December 31, 2002
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Loans in Won	124,666,930	126,369,439	121,705,493	123,715,244	53,498,087	94,698,769
Loans in foreign currency	3,919,194	3,775,314	4,160,185	4,019,929	3,924,562	4,174,237
Advances to customers	101,765	90,828	107,091	89,665	244,158	199,831

Subtotal	128,687,889	130,235,581	125,972,769	127,824,838	57,666,807	99,072,837

Trust account loans	475,266	457,601	531,500	489,788	2,194,851	1,117,817

Total	129,163,155	130,693,182	126,504,269	128,314,626	59,861,658	100,190,654

2.2.5. Loan Balances as of March 31, 2004 by Remaining Years to Maturities

(Unit: in millions of Won)

	Less than 1 year	More than 1 year~ less than 3 years	More than 3 years~ less than 5 years	More than 5 years	Total
Loans in Won	67,911,499	42,636,422	5,392,996	10,428,522	126,369,439
Loans in foreign currencies	2,376,846	528,520	194,970	674,977	3,775,313

2.2.6. Loan Balances by Uses

The following table shows the banking account balances of our loans in Won by uses as of the dates indicated.

(Unit: in millions of Won)

		March 31, 2004	December 31, 2003	December 31, 2002
Loans to enterprise	Loans for operations	36,179,204	35,351,506	35,369,066
	Loans for facility	6,786,525	6,631,703	5,963,631
Loans to households		43,460,668	42,884,305	40,477,483
Loans to public sector & others	Loans for operations	516,957	526,227	738,632
	Loans for facility	42,049	42,473	39,414
Loans on property formation savings		54,503	62,963	95,252
Loans for housing		39,314,843	38,199,290	33,731,435
Inter-bank loans		11,036	12,815	20,941
Others		3,654	3,962	5,449

Total		126,369,439	123,715,244	116,441,303

2.2.7. Loan to Deposit Ratio

The following table shows loan to deposit ratio as of indicated dates.

(Units: in millions of Won, %)

	March 31, 2004	December 31, 2003	December 31, 2002
Loans[1] (A)	124,666,930	121,705,493	105,106,146
Deposits[2] (B)	132,082,029	125,048,960	118,644,815

Loan to deposit ratio (A/B)	94.39	97.33	88.59

2.2.8. Acceptances and Guarantees

(Unit: in millions of Won)

	March 31, 2004	December 31, 2003	December 31, 2002
Determined	739,058	800,297	1,031,698
Contingent	1,281,940	1,281,518	1,306,878

Total	2,020,998	2,081,815	2,338,576

1.	Average balance of loans in each indicated date
2.	Average balance of deposits in each indicated date. The balances include certificate of deposits

2.2.9. Breakdown of Securities Investment

The following table shows the average balances of our securities for the periods ended and ending balances as of the indicated dates.

(Unit: in millions of Won)

		March 31, 2004		December 31, 2003		December 31, 2002
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Securities in Won (Banking account)	Monetary stabilization bonds	5,839,947	7,151,530	4,343,978	5,540,598	2,834,534	3,269,269
	Government and public bonds	5,592,154	5,015,625	5,630,422	5,885,595	4,272,946	5,252,321
	Debentures	6,605,919	5,741,479	11,028,217	7,149,089	13,154,258	12,378,717
	Stocks	962,483	1,164,294	1,380,254	877,013	2,146,149	1,661,682
	Others	5,955,419	6,433,902	7,687,051	7,299,404	7,809,012	7,162,134

Subtotal		24,955,922	25,506,830	30,069,922	26,751,699	30,216,899	29,724,123

Securities in Won (Trust account)	Monetary stabilization bonds	965,468	1,541,290	984,380	878,077	1,309,515	583,379
	Government and public bonds	857,873	659,153	1,182,165	1,252,419	2,023,503	1,323,195
	Debentures	2,864,952	2,239,446	5,876,064	4,080,362	8,035,960	7,600,794
	Stocks	600,367	597,055	763,277	592,379	904,921	924,514
	Others	1,812,571	1,925,776	3,208,160	2,106,262	3,945,649	3,821,884

Securities in foreign currency (Trust Account)		774,661	753,399	868,819	767,675	559,964	747,253

Subtotal		7,875,892	7,716,119	12,882,865	9,677,174	77,213,310	74,449,265

Securities in foreign currency (Banking account)	Foreign securities	967,989	979,258	999,806	1,072,483	945,199	960,749
	Off-shore foreign securities	352,732	334,518	269,732	277,663	320,423	255,878

Subtotal		1,320,721	1,313,776	1,269,538	1,350,146	1,265,622	1,216,627

Total		34,152,535	34,536,725	44,222,325	37,779,019	48,262,033	45,941,769

2.2.10. Trust Account

(Unit: in millions of Won)

	March 31, 2004		December 31, 2003		December 31, 2002
	Total amount trusted	Trust fees	Total amount trusted	Trust fees	Total amount trusted	Trust fees
Return-guaranteed trust	400	1,154	559	45,682	1,528	59,530
Performance trust	28,339,828	28,613	37,576,936	186,851	33,997,098	241,444

Total	28,340,228	29,767	37,577,495	232,533	33,998,626	300,974

2.2.11. Credit Card

2.2.11.1. BC Card

(Unit: in millions of Won unless indicated otherwise)

		As of or for the years ended of indicated dates
		March 31, 2004	December 31, 2003	December 31, 2002
Number of card holders (Person)	Corporate	52,230	68,359	58,090
	Individual	3,582,682	3,664,505	4,748,427
Number of merchants		298,645	309,699	262,619
Profit	Sales[1]	4,063,200	22,326,200	27,216,500
	Fee revenue	200,707	1,044,463	1,039,710

2.2.11.2. KB Card (formerly Kookmin Card2)

(Unit: in millions of Won unless indicated otherwise)

		As of or for the years ended of indicated dates
		March 31, 2004	December 31, 2003	December 31, 2002
Number of card holders (Person)	Corporate	137,651	151,998	153,425
	Individual	10,618,102	10,990,703	11,638,968
Number of merchants		1,526,633	1,528,872	1,675,176
Profit	Sales[1]	13,047,100	70,209,300	83,860,180
	Fee revenue	586,943	2,967,554	155,545

2.3. Branch Networks

As of March 31, 2004, we had 1,085 branches and 47 sub-branches in Korea, the largest number of branches among Korean commercial banks. Approximately 41.9% of our branches and sub-branches are located in Seoul.

We also have three overseas branches in Tokyo, New York and Auckland, and 1 overseas office in Guangzhou in China

1.	Includes credit card receivables and cash advances.
2.	Figures for 2002 are results of former Kookmin Credit Card.

2.4. Other Information for Investment Decision

2.4.1. BIS Risk-adjusted Capital Ratios

(Units: in millions of Won, %)

	March 31, 2004	December 31, 2003	December 31, 2002
Risk-adjusted capital (A)	13,153,138	12,739,857	14,439,313
Risk-weighted assets (B)	130,132,805	127,397,339	138,703,021

BIS ratios (A/B)	10.11[1]	10.00	10.41

2.4.2. Non-Performing Loans2

(Units: in millions of Won unless indicated otherwise)

March 31, 2004		December 31, 2003		Change
Amount	NPL to total loans	Amount	NPL to total loans	Amount	NPL to total loans
5,014,915	3.51%	4,202,254	2.99%	812,661	0.52	%p

2.4.3. Loan Losses Allowances

The following table shows the balance of our loan losses allowances as of the dates indicated.

(Units: in millions of Won)

		March 31, 2004	December 31, 2003	December 31, 2002
Loan losses allowance	Loans in Won	2,808,671	2,271,198	1,905,065
	Loans in foreign currencies	58,689	68,045	103,838
	Credit card	1,174,798	1,187,616	284,491
	Others	172,100	163,482	85,302
	Total	4,214,258	3,690,341	2,378,696

Write-offs for the Period		1,024,453	4,509,979	1,527,311

1.	Tentative ratio
2.	Non-performing loans are defined as those loans that are past due more than 90 days or that are placed non-accrual status according to the Financial Supervisory Service’s guidelines.

2.4.4. Changes of Loan Losses Allowances for Recent Three Years

	March 31, 2004	December 31, 2003	December 31, 2002
Beginning balance	3,905,342	2,378,696	2,271,179

Net Write-Off(-)	791,280	2,728,891	1,485,962
Write-Off	1,024,453	4,509,979	1,527,311
Recovery	153,765	761,718	269,533
Other	79,408	1,013,370	(228,144)

Provision for loan losses	1,100,196	4,040,536	1,593,479

Ending balance	4,214,258	3,690,341	2,378,696

3. Financial Information

3.1. Non-Consolidated Condensed Financial Statements

(Unit: in millions of Won)

	As of or for the years ended of indicated dates
	March 31, 2004	December 31, 2003
Cash and due from banks	4,913,459	6,526,345
Securities	26,820,606	28,101,845
Loans	139,559,426	139,920,521
Fixed assets	2,948,580	3,019,556
Other assets	10,104,407	6,484,239

Total assets	184,346,478	184,052,506

Deposits	130,637,739	132,180,272
Borrowings	13,905,133	10,902,800
Debentures	16,456,920	19,192,581
Other liabilities	14,608,372	13,362,339

Total Liabilities	175,608,164	175,637,992

Common stocks	1,681,896	1,681,896
Capital surplus	6,230,738	6,230,738
Retained earnings	1,813,056	1,662,119
Capital adjustments	(987,376)	(1,160,239)
Total shareholders’ equity	8,738,314	8,414,514

Liabilities and Shareholders’ Equity	184,346,478	184,052,506

Operating revenue	4,982,799	15,556,986
Operating income	211,460	76,084
Continuing income (loss) before income taxes	228,517	(1,146,444)

Net income (loss)	151,258	(753,348)

3.2. Other Financial Information

See Kookmin Bank Non-Consolidated Interim Report by our independent auditors for our full financial statements and relevant notes. The Report is available at our website www.kbstar.com.

4. Independent Accountant Fees and Services

4.1. Audit & Review Fees

Our financial statements for the first quarter of 2004 have been reviewed by Samil Accounting Corporation, a Korean member firm of PRICEWATERHOUSECOOPERS. The aggregate contract fee for the audit and review fees for the fiscal year 2004 is 1,200 million Won.

4.2. Non-Audit Services

The following is a description of non-audit services rendered by our independent auditor for the last three years.

(Units: in millions of Won unless indicated otherwise)

Year	Service description	Amount of payment
2004	- US GAAP conversion for 2003	US$	3,950 thousand
	- US GAAP conversion for 2002	US$	3,800 thousand
2003	- Due Diligence on Kookmin Credit Card		250
	- SEC Filing regarding the proposed merger with Kookmin Credit Card	US$	30 thousand
2002	- Project for improving the accounting process		690
	- Advisory service for the conversion process in US GAAP		1,450

5. Corporate Governance and Affiliated Companies

5.1. Board of Directors & Committees under the Board

The board of directors holds regular meetings every quarter. The board of directors consists of directors and resolves each following matter:

•	matters relating to business objectives and performance evaluation;

•	matters relating to amendments of the Articles of Incorporation;

•	matters relating to budget and accounting including salaries of directors and employees;

•	matters relating to major organizational changes such as dissolution, business transfer and merger;

•	matters relating to internal control standards; or

•	other matters determined by law and the board of directors regulations.

We currently have six management committees that serve under the board:

•	the Board Steering Committee;

•	the Management Strategy Committee;

•	the Risk Management Committee;

•	the Audit Committee;

•	the Compensation Committee; and

•	the Non Executive Director Nominating Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of stockholders. For list of our directors, see 6. Directors, Senior Management and Employees / 6.1. Executive Directors and 6.2. Non-Executive Directors.

5.2. Audit Committee

Audit Committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors, compliance officers, management personnel and other committee advisors. The committee also reviews our financial information, auditor’s examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter and as-needed basis.

5.3. Compensation to Directors

For the 3 months period ended March 31, 2004, the aggregate of the remuneration paid by us to 1) the former Chairman, President & CEO and our other executive directors and 2) our non-executive directors was 1,883 million Won, 171 million Won, respectively. The following table shows the breakdown of the remuneration.

(Units: in millions of Won)

	The aggregate remuneration paid	Limit for the remuneration resolved by shareholders’ meeting	Average amount of the payment per person
1) Executive Directors	1,883	8,000	377
2) Non Executive Directors	171		14

Total	2,054	8,000	121

As part of remuneration, Kookmin Bank also granted stock options to directors. See 1.3.3. Stock Option.

5.4. Voting Rights of Shareholders

Each outstanding share of our common stock is entitled to one vote per share. If the method of written resolution at the general meeting of shareholders is adopted by resolution of the board of directors, at which the convening of the general meeting of shareholders is determined, the shareholders may exercise their voting rights in writing without participating the meeting in person. In this case, the Bank is required to send the documents and references necessary for exercise of voting rights, together with the convening notice. If a shareholder intends to exercise his/her voting rights in writing, the shareholder is required to fill in a certain form and submit it to the Bank one day before the date set for the general meeting of shareholders.

5.5. Share Ownership

The following table presents information regarding the selected major ownership of our shares as of December 31, 2003, the latest record date.

(Unit: Shares, %)

Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
Bank of New York[1]	35,000,566	10.41
Kookmin Bank[2]	30,016,623	8.92
ING Bank N.V.	12,716,691	3.78
Euro-Pacific Growth Fund	10,682,290	3.18
Emerging Markets Growth	10,125,055	3.01
National Pension Fund	7,496,146	2.23
Goldman Sachs Capital SH	3,831,151	1.14

[1]	Depositary of ADRs
[2]	Treasury stocks with no voting right

5.6. Affiliated Companies

5.6.1. List of Affiliates

As of March 31, 2004, we have following affiliates.

•	KB Investment Co., Ltd.

•	KB Asset Management Co., Ltd.

•	KB Real Estate Trust Co., Ltd.

•	KB Credit Information Co., Ltd.

•	KB Data Systems Corporation

•	KB Futures Co., Ltd.

•	ING Life Korea Ltd.

•	Kookmin Bank Luxemburg. S.A.

•	Kookmin Bank International (London) Ltd.

•	Kookmin Finance Hong Kong Ltd.

•	Sorak Financial Holdings

5.6.2. Operating Results of Affiliates1

(Unit: in millions of Won)

		Operating results of the latest fiscal year
Company name	Closing date	Total Assets	Total Liabilities	Total Equities	Sales	Net Income
KB Investment	December 31, 2003	95,555	18,194	77,361	19,227	5,300
KB Asset Management	March 31, 2004	63,481	5,860	57,621	24,408	9,982
KB Real Estate Trust	December 31, 2003	257,724	159,595	98,129	56,613	10,402
KB Credit Information	December 31, 2003	25,265	7,383	17,882	43,700	3,931
KB Data Systems Corp.	December 31, 2003	17,894	3,244	14,650	37,389	1,031
KB Futures	March 31, 2004	35,794	10,375	25,419	8,691	1,056
ING Life Korea	March 31, 2003	2,068,192	1,937,761	130,431	1,211,847	78,559
Kookmin Bank Luxemburg	December 31, 2003	286,997	281,048	5,949	19,487	19
Kookmin Bank International (London)	December 31, 2003	225,681	168,925	56,756	12,902	3,264
Kookmin Finance Hong Kong	December 31, 2003	211,944	149,228	62,716	34,543	682
Sorak Financial Holdings	March 31, 2004	279,753	483	279,270	—	(225)

[1]	The operating results of each domestic affiliates of which fiscal years were ended as of March 31, 2004 are tentative figures.

6. Directors, Senior Management and Employees

As of May 14, 2004, our board of directors, which consists of 3 executive directors and 11 non-executive directors, has the ultimate responsibility for the management of our affairs.

6.1. Executive Directors

Our 3 executive directors consist of President & CEO and two executive vice presidents.

The names and positions of our directors with Kookmin Bank’s common stocks owned are set forth below.

Name	Date of Birth	Position	Common Stocks Owned
Jung Tae Kim	08/15/1947	President & CEO	126,581
Seong Kyu Lee	10/25/1059	Executive Director & EVP	—
Donald H. MacKenzie	12/20/1948	Executive Director & EVP	—

6.2. Non-Executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. As of May 14, 2004, 11 non-executive directors are in office.

Our current non-executive directors with Kookmin Bank’s shares owned are as follows.

Name	Date of Birth	Position	Common Stocks Owned
Moon Soul Chung	03/07/1938	Non-Executive Director	4,531
Richard Elliott Lint	01/04/1946	Non-Executive Director	720
Sun Jin Kim	06/08/1942	Non-Executive Director	3,825
Dong Soo Chung	09/24/1945	Non-Executive Director	720
Kyung Hee Yoon	01/05/1947	Non-Executive Director	—
Suk Yong Cha	06/09/1953	Non-Executive Director	960
Bernard S. Black	11/13/1953	Non-Executive Director	720
Ki Hong Kim	01/10/1957	Non-Executive Director	1,080
Woon Youl Choi	04/02/1950	Non-Executive Director	8,629
Wang Ha Cho	09/18/1953	Non-Executive Director	71
Young Soon Cheon	02/01/1961	Non-Executive Director	—

6.3. Senior Management

In addition to the executive directors who are also our executive officers, we currently have the following 7 executive officers as of May 14, 2004.

Name	Date of Birth	Position	Common Shares Owned
Jong Kyoo Yoon	10/13/1955	Senior Executive Vice President	3,300
Jeung Lak Lee	06/13/1958	Senior Executive Vice President	—
Sang Jin Lee	05/21/1955	Senior Executive Vice President	1,078
Yun Keun Jung	07/01/1951	Senior Executive Vice President	2,416
Jung Young Kang	01/29/1951	Senior Executive Vice President	—
Young Il Kim	07/06/1953	Senior Executive Vice President	3,327
Ki Sup Shin	10/29/1955	Senior Executive Vice President	280

6.4. Compensation to Directors and Senior Management

The total compensation to both directors and senior management for the first quarter of 2004, excluding grant of stock options, is 4,071,875,397 Won, and the average compensation amount per person is 135,729,180 Won. During the first 3 months, we had 17 directors and 13 executive vice presidents.

6.5. Employees

The following table shows the breakdown of our employees as of March 31, 2004.

(Unit: in millions of Won)

	Number of Employees			Average Tenure of the Full-time Employees	Total Payment for 1st quarter of 2004	Average Monthly Payment per Person
	Full-time	Contractual	Total
Male	14,169	1,244	15,413	15.88	213,048	4.6
Female	4,976	8,014	12,990	13.16	112,504	2.9

Total	19,145	9,258	28,403	15.18	325,552	3.8

7. Related Party Transaction

A number of banking transactions are entered into with related parties in the ordinary course of business. Generally, these transactions include loans, deposits, debt securities and other arms-length transactions relating to our banking business. These transactions are carried out on commercial terms and conditions and at market rates.

7.1. Transactions with the Largest Shareholders and Affiliates

7.1.1. Investments in Affiliates1

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Par Value	Beginning Balance (January 1, 2004)	Increase	Decrease	Ending Balance (March 31, 2004)
KB Real Estate Trust	Affiliate	Equity Securities of Affiliate	79,999	79,999	—	—	79,999
KB Investment	Affiliate	Equity Securities of Affiliate	44,708	44,708	—	—	44,708
KB Asset Management	Affiliate	Equity Securities of Affiliate	30,670	30,670	—	—	30,670
KB Futures	Affiliate	Equity Securities of Affiliate	19,996	19,996	—	—	19,996
KB Data Systems Corp.	Affiliate	Equity Securities of Affiliate	7,998	7,998	—	—	7,998
KB Credit Information	Affiliate	Equity Securities of Affiliate	4,154	4,154	—	—	4,154
ING Life Korea	Affiliate	Equity Securities of Affiliate	14,000	14,000	—	—	14,000
KOMOCO	Affiliate	Equity Securities of Affiliate	30,000	30,000	—	—	30,000

Total			231,525	231,525			231,525

[1]	Excluding Jooeun Industry and Jangeun Securities which have been under liquidation procedures

7.1.2. Real Estate Transactions with Affiliates

(Unit: in millions of Won)

Name	Relation with the Bank	Type	Account	The Number of Contracts	Deposits	Rent Fee
KB Credit Information	Affiliate	Building	Rental Income	21	4,304.00	11.73
KB Real Estate Trust	Affiliate	Building	Rental Income	2	1,738.00	—
KB Data Systems Corp.	Affiliate	Building	Rental Income	2	2,484.31	—
KB Futures	Affiliate	Building	Rental Income	1	1,363.36	—

Total	—	—	—	24	9,889.67	11.73

7.2. Transactions with Other than the Largest Shareholders & Affiliates

7.2.1. Loans and Guarantees

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Beginning Balance (January 1, 2004, or on the date of appointment)	Ending Balance (March 31, 2004)	Increase / (Decrease) for the period
Kolon Co.	Related party of Non executive director, Wang Ha Cho	Overdraft	30,000	30,378	378
Kolon Construction	Related party of Non executive director, Wang Ha Cho	Overdraft	0	77	77
Hankyoreh Plus	Related party of Senior executive vice president, Seong Kyu Lee	Loans for working capital	6,915	7,217	302

Total			36,915	37,672	757

7.2.2. Real Estate Transaction

(Unit: in millions of Won)

Name	Relation with Kookmin Bank	Type	Account	Deposits	Rent Fee
Haitai Confectionary & Foods	Related party of Non executive director, Suk Yong Cha	Building	Rental Deposit	150	—
DSME Co.	Related party of Non executive director, Dong Soo Chung	Building	Rental Deposit	—	11.04

Total				150	11.04

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: May 14, 2004	By: /s/ Ki Sup Shin
(Signature)

	Name:	Ki Sup Shin
	Title:	Senior Executive Vice President & Chief Financial Officer